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                              March 19, 2024

       David Forrest
       General Counsel
       Canada Goose Holdings Inc.
       250 Bowie Ave
       Toronto, Ontario, Canada M6E 4Y2

                                                        Re: Canada Goose
Holdings Inc.
                                                            Form 20-F for the
Fiscal Year Ended April 2, 2023
                                                            Filed May 18, 2023
                                                            File No. 001-38027

       Dear David Forrest:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year Ended April 2, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-IFRS Financial Measures and Other Specified Financial Measures, page
63

   1. We note that in your presentation of Adjusted EBIT, Adjusted EBITDA, and Adjusted Net
                                                        Income, you have
adjustments for head office transition costs and strategic initiatives, and in periods subsequent
to your fiscal year end, net corporate restructuring costs. We also note that certain
periods include an adjustment for legal proceeding expenses. Please explain to us the
nature of these costs included in each of these line items and tell us why you believe they do not
represent normal recurring operating expenses. For legal
                                                        proceeding expenses,
please explain to us how you identify routine and non- routine legal expenses. Although
legal expenses may vary period to period, it appears to us they are a normal operating
expense necessary to operate your business. See Question 100.01 of the
                                                        SEC Staff   s C&DI on
Non GAAP Financial Measures.
 David Forrest
FirstName  LastNameDavid
Canada Goose  Holdings Inc.Forrest
Comapany
March      NameCanada Goose Holdings Inc.
       19, 2024
March2 19, 2024 Page 2
Page
FirstName LastName
2. We note that you appear to present a non-IFRS financial measure of net working capital in that it excludes cash, as well as the short-term borrowings and current portion of lease liabilities. Please explain to us why you exclude these amounts in your net working capital measure and how it allows investors and analysts to assess your liquidity.
3. We note your disclosure on page 64 regarding free operating cash flow as a non-IFRS financial measure. We also note that the measure adjusts cash from (used in) operating activities for the entire amount of cash from (used in) investing activities and includes a deduction for the impact of the principal payments on lease liabilities. Please further explain why these adjustments result in the presentation of a non-IFRS measure that provides useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.
         As part of your response, please tell us how adjusting for the entire amount of cash from
         (used in) investing activities results in balanced disclosure of amounts from your statement of cash flows.
Note 6. Segment information, page F-30

4. Please revise disclosures in future filings to provide geographic information related to non-current assets located in your country of domicile and located in all foreign countries in total in which you hold assets. If assets in an individual foreign country are material, please disclose those assets separately. If the necessary information is not available and the cost to develop it would be excessive, disclose that fact. Refer to paragraph 33(b) of
         IFRS 8.
5. Please confirm to us revenues from external customers attributed to an individual foreign country in Asia Pacific and EMEA disclosed on page F-32 are not material. Refer to paragraph 33(a) of IFRS 8. If material, please disclose those revenues separately in future filings.
6. We note your disclosure of disaggregated revenues by segment and geographic location on pages F-31 and F-32. We also note your discussion of product categories such as in your earnings release furnished on Form 6-K and quarterly earnings calls. For example, in the MD&A section for the third quarter of fiscal 2023 included in the February 1, 2024
         Form 6-K, you disclose that "gross margin in the current period has been favourably impacted by pricing, product mix from a decrease in Baffin revenue and from the sale of higher margin styles within both the Heavyweight Down and non-Heavyweight Down categories within Wholesale and segment mix due to a higher proportion of DTC sales, partially offset by higher product costs due to input cost inflation." Please tell us your consideration of disclosing the revenues recognized for each category in the notes to the financial statements as disaggregated revenue under the guidance in paragraph 114 of IFRS 15.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Forrest
Canada Goose Holdings Inc.
March 19, 2024
Page 3

       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameDavid Forrest                          Sincerely,
Comapany NameCanada Goose Holdings Inc.
                                                         Division of
Corporation Finance
March 19, 2024 Page 3                                    Office of
Manufacturing
FirstName LastName